UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2 (b)

(Amendment No. )

RayzeBio, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75525N107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75525N107	13G

1.	Name of Reporting Persons Versant Venture Capital VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,565,015 shares of Common Stock (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,565,015 shares of Common Stock (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,565,015 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.6% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

All such shares are held of record by Versant VII (as defined in Item 2(a) below). VV VII GP-GP (as defined in Item 2(a) below) is the general partner of VV VII GP (as defined in Item 2(a) below), which is the general partner of Versant VII. Each of VV VII GP-GP and VV VII GP may be deemed to have voting, investment, and dispositive power over the shares held by Versant VII and as a result may be deemed to have beneficial ownership over such securities.

(2)

Based on 59,919,502 shares of the Issuer’s Common Stock outstanding as of November 7, 2023 as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the United States Securities and Exchange Commission (the “Commission”) on November 13, 2023 (the “Form 10-Q”).

CUSIP No. 75525N107	13G

1.	Name of Reporting Persons Versant Ventures VII GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,565,015 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,565,015 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,565,015 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.6% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

All such shares are held of record by Versant VII. VV VII GP-GP is the general partner of VV VII GP, which is the general partner of Versant VII. Each of VV VII GP-GP and VV VII GP may be deemed to have voting, investment, and dispositive power over the shares held by Versant VII and as a result may be deemed to have beneficial ownership over such securities.

(2)	Based on 59,919,502 shares of the Issuer’s Common Stock outstanding as of November 7, 2023, as set forth in the Form 10-Q.

CUSIP No. 75525N107	13G

1.	Name of Reporting Persons Versant Ventures VII GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,565,015 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,565,015 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,565,015 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.6% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

All such shares are held of record by Versant VII. VV VII GP-GP is the general partner of VV VII GP, which is the general partner of Versant VII. Each of VV VII GP-GP and VV VII GP may be deemed to have voting, investment, and dispositive power over the shares held by Versant VII and as a result may be deemed to have beneficial ownership over such securities.

(2)	Based on 59,919,502 shares of the Issuer’s Common Stock outstanding as of November 7, 2023, as set forth in the Form 10-Q.

CUSIP No. 75525N107	13G

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 593,146 shares of Common Stock (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 593,146 shares of Common Stock (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 593,146 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.0% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

All such shares are held of record by Vantage I (as defined in Item 2(a) below). Vantage I GP-GP (as defined in Item 2(a) below) is the general partner of Vantage I GP (as defined in Item 2(a) below), which is the general partner of Vantage I. Each of Vantage I GP-GP and Vantage I GP may be deemed to have voting, investment, and dispositive power over the shares held by Vantage I and may be deemed to have beneficial ownership over such securities.

(2)	Based on 59,919,502 shares of the Issuer’s Common Stock outstanding as of November 7, 2023, as set forth in the Form 10-Q.

CUSIP No. 75525N107	13G

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 593,146 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 593,146 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 593,146 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.0% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

All such shares are held of record by Vantage I. Vantage I GP-GP is the general partner of Vantage I GP, which is the general partner of Vantage I. Each of Vantage I GP-GP and Vantage I GP may be deemed to have voting, investment, and dispositive power over the shares held by Vantage I and may be deemed to have beneficial ownership over such securities.

(2)	Based on 59,919,502 shares of the Issuer’s Common Stock outstanding as of November 7, 2023, as set forth in the Form 10-Q.

CUSIP No. 75525N107	13G

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 593,146 shares of Common Stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 593,146 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 593,146 shares of Common Stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.0% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

All such shares are held of record by Vantage I. Vantage I GP-GP is the general partner of Vantage I GP, which is the general partner of Vantage I. Each of Vantage I GP-GP and Vantage I GP may be deemed to have voting, investment, and dispositive power over the shares held by Vantage I and may be deemed to have beneficial ownership over such securities.

(2)	Based on 59,919,502 shares of the Issuer’s Common Stock outstanding as of November 7, as set forth in the Form 10-Q.

Introductory Note: This joint statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of RayzeBio, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

RayzeBio, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5505 Morehouse Drive, Suite 300

San Diego, CA 92121

Item 2(a).	Name of Person Filing:

This Statement is being filed by Versant Venture Capital VII, L.P. (“Versant VII”), Versant Ventures VII GP, L.P. (“VV VII GP”), Versant Ventures VII GP-GP, LLC (“VV VII GP-GP”), Versant Vantage I, L.P. (“Vantage I”), Versant Vantage I GP, L.P. (“Vantage I GP”), Versant Vantage I GP-GP, LLC (“Vantage I GP-GP,” and together with Versant VII, VV VII GP, VV VII GP-GP, Vantage I, and Vantage I GP, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is c/o Versant Ventures, One Sansome Street, Suite 1650, San Francisco, CA 94104

Item 2(c).	Citizenship:

Each of VV VII GP-GP and Vantage I GP-GP is a limited liability company organized under the laws of the State of Delaware. Each of Versant VII, VV VII GP, Vantage I and Vantage I GP is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number:

75525N107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of their pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of Versant VII, Vantage I, VV VII GP and Vantage I GP and the limited liability company agreement of each of VV VII GP-GP and Vantage I GP-GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2024

Versant Venture Capital VII, L.P.

By:	Versant Ventures VII GP, L.P.
Its:	General Partner
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Ventures VII GP, L.P.

By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Ventures VII GP-GP, LLC

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Vantage I, L.P.

By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Vantage I GP, L.P.

By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Vantage I GP-GP, LLC

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer